U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

MFC INDUSTRIAL LTD.

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

MFC Industrial Ltd. (the "Issuer") Suite 1620, 400 Burrard Street Vancouver, British Columbia, V6C 3A6

1.2	Executive Officer

The following executive officer is knowledgeable about the significant acquisition and this business acquisition report:

Michael Smith Chairman, President and Chief Executive Officer (604) 683-8286

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 12, 2012, the Issuer made an offer (as amended and supplemented by notices of variation and extension dated August 16 and 27, 2012) (the "Offer"), through its wholly-owned subsidiary, MFC Acquisition Inc. ("MFC Acquisition"), to purchase all of the issued and outstanding common shares (the "Compton Shares") of Compton Petroleum Corporation ("Compton"), including any Compton Shares that were issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under Compton's share option plan dated March 25, 2010, but excluding any Compton Shares owned by or on behalf of the Issuer or its affiliates at a price of $1.25 per Compton Share.

On September 6, 2012, the Issuer announced that it had taken-up, through MFC Acquisition, 24,733,330 Compton Shares, representing approximately 93.8% of the outstanding Compton Shares subject to the Offer. The Issuer also announced that, as the Offer was accepted by holders of more than 90% of the outstanding Compton Shares, it intended to exercise its rights under the compulsory acquisition provisions of the Business Corporations Act (Alberta) (the "ABCA") to acquire all of the outstanding Compton Shares that it did not own (the "Compulsory Acquisition").

On July 16, 2012, the Issuer, through MFC Acquisition, acquired by private placement (the "Private Placement") ownership and control of 6,548,498 special warrants (the "Warrants") in the capital of Compton, at a price of $1.25 per Warrant pursuant to the terms of a special warrant agreement (the "Special Warrant Agreement") between the Issuer and Compton dated July 6, 2012. On September 6, 2012, as a result of the conversion of the Warrants, the Issuer, through MFC Acquisition, acquired 6,548,498 Compton Shares, representing 19.9% of the outstanding Compton Shares. No additional consideration was paid in connection with the conversion of the Warrants.

1

On September 12, 2012, MFC announced that it had completed the Compulsory Acquisition, pursuant to which MFC Acquisition acquired the remaining 1,525,198 Compton Shares not already owned by MFC or its affiliates.

Compton is a corporation incorporated under the ABCA with the Compton Shares previously listed on the Toronto Stock Exchange under the symbol "CMT". Compton is engaged in the exploration, development, and production of natural gas, natural gas liquids, and, to a far lesser degree, crude oil in western Canada. The majority of Compton's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. Compton has four Deep Basin development gas plays: (i) the Rock Creek sands and other zones at Niton in central Alberta; (ii) the shallower Southern Plains sand play in southern Alberta; (iii) the Basal Quartz sands at High River in southern Alberta; and (iv) an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.

2.2	Date of Acquisition

September 6, 2012.

2.3	Consideration

The consideration provided by MFC Acquisition under the Offer and Compulsory Acquisition to holders of Compton Shares was $1.25 per Compton Share.

2.4	Effect on Financial Position

The Issuer does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which would have a significant effect on the financial performance and financial position of the Issuer.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The Offer was made pursuant to a support agreement between the Issuer and Compton dated July 6, 2012. The Offer was made through the Issuer's indirect wholly-owned subsidiary, MFC Acquisition. The transaction was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations), associate or affiliate of the Issuer.

2

2.7	Date of Report

November 20, 2012.

Item 3	Financial Statements

The following financial statements are incorporated by reference in this document (the "Compton Statements"):

(i) the annual audited financial statements of Compton for the year ended December 31, 2011 and the comparative year ended December 31, 2010 and the accompanying notes thereto; and

(ii) the unaudited interim financial statements of Compton for the six months ended June 30, 2012 and the comparative period ended June 30, 2011 and the accompanying notes thereto,

copies of which are available under Compton's profile on SEDAR. The Issuer did not obtain the consent of the auditors for the inclusion of their auditor's report herein.

Attached hereto as Schedule "A" are the: (a) unaudited pro forma condensed consolidated statement of operations of the Issuer for the six months ended June 30, 2012; (b) unaudited pro forma condensed consolidated statement of operations of the Issuer for the year ended December 31, 2011; and (c) the notes thereto. Such pro forma financial statements should be read in conjunction with the Compton Statements, the Issuer's audited financial statements for the year ended December 31, 2011, the unaudited consolidated financial statements for the Issuer for the six months ended June 30, 2012 and the nine months ended September 30, 2012 and management's discussion and analyses related thereto, which are available at www.sedar.com.

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SCHEDULE "A"

MFC INDUSTRIAL LTD.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2012
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	MFC Industrial	Compton	Pro forma		Pro forma
	Historical(2)	Historical(3)(4)	Adjustments		Adjustments	Pro forma
Net sales	$250,494	$53,208	$-		$-	$303,702
Equity income	3,290	-	-		-	3,290
Gross revenues	253,784	53,208	-		-	306,992

Costs and Expenses:
Costs of sales	202,412	60,244	-		-	262,656
Impairment of development and production properties	-	64,954	-		-	64,954
Selling, general and administrative	20,774	9,988	-		-	30,762
Share-based compensation – selling, general and administrative	9	842	(842)	5(a)	-	9
Finance costs	4,331	7,944	-		-	12,275
	227,526	143,972	(842)	5(a)	-	370,656

Income from operations	26,258	(90,764)	842	5(a)	-	(63,664)

Other item:
Exchange differences on foreign currency transactions	980	(4)	-		-	976

Income (loss) before income taxes	27,238	(90,768)	842	5(a)	-	(62,688)
Income tax (expense) recovery:
Income taxes	1,602	-	-		-	1,602
Resource property revenue taxes	(2,565)	-	-		-	(2,565)
	(963)	-	-		-	(963)
Net income (loss) for the period	26,275	(90,768)	842	5(a)	-	(63,651)
Net (income) loss attributable to non-controlling interests	(629)	1,540	-		-	911
Net income (loss) attributable to owners of the parent company	$25,646	$(89,228)	$842	5(a)	$-	$(62,740)

Basic earnings (loss) per share:	$0.41					$(1.00)
Diluted earnings (loss) per share:	$0.41					$(1.00)

Weighted average number of common shares outstanding
- basic	62,558,781					62,558,781
- diluted	62,558,781					62,558,781

The accompanying notes are an integral part of these pro forma consolidated statements of operations.

MFC INDUSTRIAL LTD.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	MFC Industrial	Compton	Pro forma		Pro forma
	Historical(6)	Historical(4)(7)	Adjustment		Adjustment		Pro forma
Net sales	$514,797	$152,813	$-		$-		$667,610
Equity income	5,912	-	-		-		5,912
Gross revenues	520,709	152,813	-		-		673,522

Costs and Expenses:
Costs of sales	435,392	141,498	-		-		576,890
Impairment of available-for-sale securities	12,408	-	-		-		12,408
Impairment of development and production properties	-	1,597	-		-		1,597
Selling, general and administrative	40,378	18,728	-		-		59,106
Share-based compensation – selling, general and
administrative	7,219	451	(451)	5(a)	-	5(b)	7,219
Finance costs	7,198	34,884	-				42,082
	502,595	197,158	(451)	5(a)			699,302

Income from operations	18,114	(44,345)	451	5(a)	-		(25,780)

Other item:
Exchange differences on foreign currency transactions	(933)	72,042	-		(55,783)	5(b)	15,326

Income before income taxes	17,181	27,697	451	5(a)	(55,783)	5(b)	(10,454)
Income tax expense:
Income taxes	(1,336)	(10,226)	-		-		(11,562)
Resource property revenue taxes	(4,647)	-	-		-		(4,647)
	(5,983)	(10,226)	-		-		(16,209)
Net income (loss) for the period	11,198	17,471	451	5(a)	(55,783)	5(b)	(26,663)
Net (income) loss attributable to non-controlling interests	995	4,210	-		-		5,205
Net income (loss) attributable to owners of the parent company	$12,193	$21,681	$451	5(a)	$(55,783)	5(b)	$(21,458)

Basic earnings (loss) per share:	$0.19						$(0.34)
Diluted earnings (loss) per share:	$0.19						$(0.34)

Weighted average number of common shares outstanding
- basic	62,561,421						62,558,781
- diluted	62,561,421						62,558,781

The accompanying notes are an integral part of these pro forma consolidated statements of operations.

MFC INDUSTRIAL LTD.
NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF OPERATION

1.	The accompanying unaudited pro forma consolidated statements of operations for the six months ended June 30, 2012 and the year ended December 31, 2011 of MFC Industrial Ltd. ("MFC") have been prepared by management and reflect the transaction and assumptions as described in Note 5 below and should be read in conjunction with Compton Petroleum Corporation's ("Compton") audited consolidated financial statements as at and for the year ended December 31, 2011, unaudited interim financial statements as at and for the six months ended June 30, 2012, and the accompanying notes thereto, copies of which are available under Compton's profile on SEDAR.

The unaudited pro forma consolidated statements of operations may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the financial statements, no adjustments have been made to reflect the operational and administrative benefits that could result from MFC's acquisition of Compton.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2011 and six months ended June 30, 2012 have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

It is the opinion of management that these unaudited pro forma consolidated statements of operations include all of the necessary adjustments for a fair presentation of the combined entity.

No adjustments were made for the non-conformity of accounting policies between the two companies, if any, and early adoption of IAS 19 (revised) in 2012 by MFC.

2.	Represents MFC's historical unaudited consolidated statements of operations, extracted from MFC's consolidated financial statements for the six months ended June 30, 2012.

3.	Represents Compton's historical unaudited consolidated statements of operations and comprehensive loss extracted from Compton's unaudited consolidated financial statements for the six months ended June 30, 2012.

4.	Compton prepares its consolidated statements of operations in Canadian dollars which were translated into United States dollars at the average exchange rate during the period.

5.	Non-recurring transactions have been eliminated, which included:

(a) share-based compensation as the plan was cancelled upon change in control; and

(b) gain on extinguishment of United States dollar denominated debt which was included in the account "exchange differences on foreign currency transactions".

6.	Represents MFC's historical audited consolidated statements of operations, extracted from MFC's consolidated financial statements for the year ended December 31, 2011.

7.	Represents Compton's historical audited consolidated statements of operations extracted from Compton's audited consolidated financial statements for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: November 20, 2012